                                                                    EXHIBIT 99.1

Neta Eshed
General Counsel
Metalink Ltd.
Tel: 972-77-4495900
Fax: 972-77-4495901
Neta@Mtlk.com

                 METALINK ANNOUNCES 2010 ANNUAL GENERAL MEETING

GEALYA, ISRAEL, November 26, 2010 - Metalink Ltd. (NASDAQ: MTLK), today announced that its 2010 Annual General Meeting of Shareholders will be held on
Friday, December 31, 2010, at 12:00 p.m. (Israel time), at the law offices of
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., 2 Weizmann Street, Tel Aviv, Israel.
The record date for the meeting is the close of business on November 29, 2010.

Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on
Form 6-K.

The agenda of this announced annual general meeting is as follows:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     3.   To approve amendments to Article 69 of the Company's Articles of
          Association relating to delivery of notices of shareholder meetings;
          and

     4.   To review and consider the audited financial statements of the Company for the year ended December 31, 2009.

Items 1-3 require the approval of a simple majority of the shares voted on the matter. Item 4 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's
Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The proxy statement and proxy card may be obtained for free from the
SEC's website at www.sec.gov, the Company's website at www.mtlk.com or by directing such request to the Company's Investor Relations above.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol "MTLK". For more information, please visit our website at http;//www.MTLK.com.